09055884

K9
3/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMS Number: 3235.0123
Expires: February 28, 2010
Estimated average burden hours per response ... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

SEC FILE NUMBER
8-66647

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STRATA PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1618 W 8TH AVENUE #3

SPOKANE	WA	99204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MATTHEW FOWLER (206) 601-1219
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN, LLP
(Name – *if individual, state last, first, middle name*)

601 UNION ST STE 2300	SEATTLE	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied an as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06.02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MATTHEW FOWLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STRATA PARTNERS, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRENDA HIMELSPACH
COMM. EXP.
NOTARY
PUBLIC
APRIL 13, 2009
STATE OF WASHINGTON

Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (NOT APPLICABLE)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (NOT APPLICABLE)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (NOT APPLICABLE)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

X (O) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

* RESERVE REQUIREMENT IS NOT APPLICABLE

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Members
Strata Partners, LLC
Kirkland, Washington

We have audited the accompanying statement of financial condition of Strata Partners, LLC as of December 31, 2008, and the related statements of income, changes in Members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Strata Partners, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Sullivan LLP

February 24, 2009

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

STRATA PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS		
Cash	$	8,923
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable	$	495
Members' equity		8,428
	$	8,923

See Notes to Financial Statements

STRATA PARTNERS, LLC

STATEMENT OF INCOME

For the Year Ended December 31, 2008

Revenues		
Fee income and reimbursements	$	257,244
Net loss on securities		(161,257)
Other		20
		96,007
Expenses		
Guaranteed payments		205,000
Professional fees		32,997
Employee compensation		26,749
Travel		24,233
Payroll taxes and benefits		18,625
Rent		15,900
Supplies		21,194
Meals and entertainment		4,873
Regulatory and trading fees		4,819
Education and training		4,717
Other		564
		359,671
Net loss	**$**	**(263,664)**

See Notes to Financial Statements

STRATA PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2008

Balance, December 31, 2007	$	275,865
Member contributions		12,000
Member distributions		(15,773)
Net loss		(263,664)
Balance, December 31, 2008	$	8,428

See Notes to Financial Statements

STRATA PARTNERS, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2008

Cash Used in Operating Activities		
Net loss	$	(263,664)
Adjustments to reconcile net loss to net cash used in operating activities		
Fees received in the form of common stock and warrants to purchase common stock		(18,466)
Net realized and unrealized losses on common stock and warrants		161,257
Change in operating assets and liabilities		
Accounts receivable		26,749
Accounts payable		(320)
Pension contribution payable		(6,000)
Net cash used in operating activities		(100,444)
Cash Flows from Financing Activity		
Contribution from Member		12,000
Decrease in cash		**(88,444)**
Cash, beginning of year		97,367
Cash, end of year	$	8,923
Non-cash financing activity		
Distributions of other assets to Member	$	15,773

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Strata Partners, LLC ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority. The Company has offices in Kirkland, Washington and Chicago, Illinois.

The Company is a limited liability company (or "LLC"), and as an LLC, the liability to the owners is generally limited to amounts invested into it. According to the LLC agreement, the Company will dissolve in June 2029 (unless the owners vote to extend the life of the Company).

Amounts earned from four companies represented 85% of the total fee income and reimbursements.

Fees associated with locating investors for companies are recognized when the services are completed. Fees associated with business advisory services are recognized on a straight-line basis over the term of the services.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual results could differ from the estimates that were used.

Income Taxes

The LLC is not taxed at the reporting level. Instead, its items of income, loss, deduction, and credit are passed through to its member owners.

Cash

Cash includes cash in banks. The Company occasionally has deposits in excess of federally-insured limits.

Fair Value Measurement

Fair value is defined as exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. There are three levels, which prioritizes the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2: Observable market inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

The fair value of all investments was determined using Level 3 unobservable inputs, within the above fair market hierarchy. The Company used the Black-Scholes model, discounted for restrictions and lack of marketability, to determine the fair value of investments.

A reconciliation of the beginning and ending balances of investments measured at fair value using Level 3 inputs is as follows:

Balance at December 31, 2007	$ 142,791
Options received as fee income	18,466
Total realized losses on options expired (included in the statement of income)	(27,121)
Total unrealized losses on investments (included in the statement of income)	(134,136)
Balance at December 31, 2008	$ -

Investments

Investments represent options to purchase restricted common stock and warrants in publicly traded companies. The estimated fair value of the investments was zero at December 31, 2008.

The following describes investments the Company had at December 31, 2008:

- Warrants to purchase 849,500 shares of common stock in Goldrich Mining Company (formerly Little Squaw) at $0.65 per share. A total of 289,500 warrants expired on January 31, 2009. The remaining warrants expired on February 24, 2009.

- Options to purchase 15,676 units in Timberline Resources Corp. at $2.75 per unit. Each unit consists of one common share and a purchase warrant for one-half of a common share. Each full warrant is convertible to one common share at an additional exercise price of $3.50. The options to purchase the units expire on October 11, 2009.

- Options to purchase 268,000 units in Revett Minerals Inc. at $1.25 per unit. Each unit consists of one common share and a purchase warrant for one-quarter of a common share. Each full warrant is convertible to one common share at an additional exercise price of $1.36. The options to purchase the units expire on May 22, 2009.

- Options to purchase 21,900 units in Geologix Explorations, Inc. at $2.25 per unit. Each unit consists of one common share and a purchase warrant for one-quarter of a common share. Each full warrant is convertible to one common share at an additional exercise price of $3.20. The options to purchase the units expire on February 25, 2010.

- Options to purchase 32,900 units in Kootenay Gold, Inc. at $1.70 per share. The options expire on August 29, 2009.

Note 2. Related Party Transactions

The Company subleased office space in Kirkland, Washington, from a related company in 2008. The amount paid to the related company was $15,900.

The Company also uses the office furniture and equipment of the related company without charge (any imputed value would be insignificant).

Note 3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of 6 2/3% of total aggregate indebtedness or $5,000, whichever is greater. At December 31, 2008, the required minimum net capital was $5,000. The Company had computed net capital of $8,428 at December 31, 2008, which was in excess of the required net capital level by $3,428. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2008, the Company's ratio of aggregate indebtedness to net capital was .06 to 1.

SUPPLEMENTARY INFORMATION

STRATA PARTNERS, LLC

SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2008

COMPUTATION OF NET CAPITAL

Net capital	$	8,428
Minimum net capital		5,000
Excess net capital	$	3,428

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable	$	495

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater)	$	5,000
Percentage of aggregate indebtedness to net capital		6%
Ratio of aggregate indebtedness to net capital		0.06 to 1

Strata Partners, LLC is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(i).

STRATA PARTNERS, LLC

SCHEDULE II – RECONCILIATION BETWEEN
THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL

December 31, 2008

Net capital, as reported by the Company on its unaudited focus report Part II A, and net capital per the audited financial statements	$ 8,428

No adjustments were proposed to net capital per the Focus Report, Part IIA, as a result of our audit.

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Strata Partners, LLC
Kirkland, Washington

In planning and performing our audit of the financial statements of Strata Partners, LLC ("the Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Peterson Sullivan LLP

February 24, 2009

STRATA PARTNERS, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2008

CONTENTS